
07003566

SECURI[...] MISSION


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Soleil Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fleissner (212) -380-4933
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jennifer Fleissner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Soleil Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH P. DENGLER
Notary Public, State of New York
No. 01DE6158079
Qualified In Westchester County
Commission Expires December 18, 2010

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLEIL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Soleil Securities Corporation

We have audited the accompanying statement of financial condition of Soleil Securities Corporation (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Soleil Securities Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 23, 2007

SOLEIL SECURITIES CORPORATION

Contents

SOLEIL SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 6,851,165
Receivable from clearing broker	2,746,574
Prepaid expenses	232,042
Other assets	375,837
Total assets	$ 10,205,618
LIABILITIES	
Loan payable	$ 2,500,000
Accrued compensation	1,823,247
Accounts payable and accrued expenses	1,739,573
Payable to Parent	445,176
Other	146,458
Total liabilities	6,654,454
STOCKHOLDER'S EQUITY	
Common stock ($0.01 par value; 100 shares authorized; 2 shares issued and outstanding)	
Additional paid-in capital	22,417,000
Accumulated deficit	(18,865,836)
Total stockholder's equity	3,551,164
Total liabilities and stockholder's equity	$ 10,205,618

See notes to statement of financial condition

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION AND BUSINESS

Soleil Securities Corporation (the "Company") was incorporated on November 21, 2002, and commenced operations in May 2003. The Company provides research to institutional investors through a network of independent research analysts. The Company also provides sales and agency trading services to institutional investors.

The Company is a registered broker-dealer that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Soleil Securities Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

The Company is included in the consolidated federal income tax return of its Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Substantially all of the Company's financial instruments are carried at fair value. Assets including cash and receivable from clearing broker are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts, which approximate fair value due to their relatively short-term nature.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is presently dependent on its Parent to provide capital and liquidity needs. The Company has recorded an allocation of shared expenses from its Parent based on its proportional cost. The Parent has agreed to provide sufficient capital for the Company to operate through December 31, 2007.

For the year ended December 31, 2006, the Company received an aggregate of $6,744,772 in capital contributions from its Parent which resulted primarily from the contributions of amounts payable to the Parent related to allocations of shared expenses.

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2006

NOTE D - RECEIVABLE FROM CLEARING BROKER

The components of receivable from clearing broker as of December 31, 2006 are as follows:

Clearing deposit	$ 257,147
Commissions	2,489,427
	$ 2,746,574

NOTE E – COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in Tampa, Florida; Minneapolis, Minnesota; San Francisco, California and Shaker Heights, Ohio. Future lease commitments of the Parent, a portion of which is expected to be allocated to the Company, amount to $634,319 in 2007, $365,602 in 2008, $837,195 in 2009, $730,195 in 2010 and $762,264 in 2011, and $4,728,999 thereafter. Future lease commitments of the Company, excluding allocations from the Parent, are as follows:

Year Ending December 31,	Minimum Lease Obligations
2007	$ 137,605
2008	131,019
2009	43,909
2010	21,645
2011	12,626
	$ 346,804

NOTE F - LOAN PAYABLE

On August 16, 2006, the Company and its Parent became parties to a Loan and Security Agreement (the "LSA") with Lighthouse Capital Partners V, L.P. ("Lighthouse") in which the Company and its Parent became jointly and severally liable for amounts borrowed from Lighthouse. Under the terms of the LSA, Lighthouse agreed to lend up to $5 million to the Company and its Parent during a commitment period which ends on February 28, 2007. On August 31, 2006, the Company and its Parent borrowed $2.5 million from Lighthouse, the terms of which were specified in a secured promissory note (the "Promissory Note") which provides for interest at a variable rate equal to the Prime Rate plus an interest margin of 3.25% from inception of the loan through February 28, 2007 and 1.25% from March 1, 2007 through February 28, 2010. In addition, the Company signed a financing statement and security agreement with Lighthouse pursuant to which the loan is collateralized by substantially all of the assets of the Parent and the Company. Under the terms of the Promissory Note, interest is due monthly from inception until full repayment. Repayment of the loan is scheduled to take place in the period from March 1, 2007 through February 28, 2010. Principal repayments will amount to $694,445 in 2007, $833,333 in 2008, $833,333 in 2009 and $138,889 in 2010.

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2006

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 2.26 to 1.00 and its net capital was $2,943,285 which was $2,499,655 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2006, the Company had deferred tax assets of approximately $6,637,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2006, the valuation allowance increased by approximately $2,349,000.

At December 31, 2006, the Company's share of the consolidated net operating loss carryforwards was approximately $16,182,000 which expires in the years 2022 through 2026. The ability of the Company to utilize its net operating loss carryforwards in future years may be subject to annual limitations in accordance with the provisions of Section 382 of the Internal Revenue Code.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

END